Calfee, Halter & Griswold LLP
Attorneys at Law

1400 KeyBank Center
800 Superior Avenue
mphillips@calfee.com	Cleveland, Ohio 44114-2688
216.622.8511 Direct	216.622.8200 Phone
216.241.0816 Fax
www.calfee.com
June 16, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance — Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Julia E. Griffith Special Counsel

Re:	Everflow Eastern Partners, L.P. Amendment No. 2 to Schedule TO-I File No. 05-42364
Ladies and Gentlemen:
On behalf of Everflow Eastern Partners, L.P. (“Everflow” or the “Company”), we are transmitting for filing via the EDGAR system, Amendment No. 2 to the above-captioned Schedule TO-I (“Amendment No. 2”). This Amendment No. 2 reflects revisions relating to certain disclosures contained in the Schedule TO-I in response to your comments.
This letter also responds to your comments on the Schedule TO-I which were issued in your letter dated June 9, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response or reference to revised disclosure that appears in Amendment No. 2.
Cleveland  |  Columbus

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
June 16, 2008

Schedule TO
Offer to Purchase
SEC Comment #1:
Refer to comment four. You state in your revised disclosure that the Annual Financial Statements are “attached hereto as Exhibit (a)(4).” We were unable to locate the exhibit with your filing. Please file the Exhibit.
Response:
     The Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations are incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which was filed with the Securities and Exchange Commission on March 18, 2008. The Company has revised Item 10 of its Schedule TO-I to comply with this comment.
SEC Comment #2:
We note your response to Comment 10, where you refer to the lack of current plans for the Partnership. Refer to Note E of the General Instructions to Schedule TO, which requires that you state in the Schedule that an item is either inapplicable or should be answered in the negative. Please revise Item 6 of your Schedule TO to respond in the negative to Item 1006(c) of Regulation M-A.
Response:
The Company has revised Item 6 of its Schedule TO-I to comply with this comment.
Introduction, page 5
SEC Comment #3:
Refer to comment nine. We have reviewed the text of Article XI of the Partnership Agreement, which provides the basis for the calculation of the purchase price. To facilitate unit holder understanding of the price, please expand your disclosure to explain the basis for the Standardized Determination of Net Cash Flows. You may wish to incorporate in the disclosure the explanation that you provided in the third paragraph of your response to our comment.
Response:
     The Company has revised the second paragraph under the heading “Introduction” on page 5 of the Offer to Purchase to comply with this comment. Specifically, sentences 8 through 11 were revised to provide further clarification as to the basis for the Standardized Determination of Net Cash Flows. In addition, as suggested in SEC Comment No.3, the explanation provided in the third paragraph of the Company’s response to prior SEC Comment No.9 has been incorporated into the revised disclosure.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
June 16, 2008

SEC Comment #4:
In the second bullet point of comment nine, we asked you to tell us why a discount rate of 10% was chosen, and why you believe it is appropriate. Your response referred us to page five of the Offer to Purchase, which states that the discount rate is 10%. Please revise to address our comment.
Response:
     Statement of Financial Accounting Standards (SFAS) No. 69 (“Disclosures about Oil and Gas Producing Activities”) requires that all oil and gas companies discount net revenue data from estimated future extraction and sale of “proved” reserves at an annual rate of 10% to account for, among other things, future income taxes, development costs, asset retirement obligations and salvage. The Company has not chosen this discount rate as an appropriate rate but rather is simply following the dictates of SFAS No. 69. In an effort to clarify its disclosure, the Company has revised sentences 8 through 11 of the second paragraph on page 5 of the Offer to Purchase.
Risk Factors, page 7
SEC Comment #5:
We note your response to comment 11. The information you indicated at the bottom of page 5 in the Offer to Purchase is not responsive to our comment. Please explain the calculation that led you to determine that the adjusted book value of the company was $153,595,000. You may wish to incorporate the final paragraph of your response to this comment in your revised disclosure.
Response:
     The Company has revised the introductory paragraph under the subheading “No Fairness Opinion” on page 9 of the Offer to Purchase to comply with this comment. Specifically, the Company has included the final paragraph of its response to prior SEC Comment No.11 in the revised disclosure following the third sentence. In addition, beginning with the fourth sentence, further revisions were made to the discussion regarding the 10% discount to maintain consistency with the revised disclosure discussed in the Company’s response to SEC Comment No.3.
Certain Information About the Company, page 17
SEC Comment #6:
Refer to the disclosure you have revised in response to our comment 16. We are still not able to locate the ratio of earnings to fixed charges required by Item 101(c)(4) of Regulation M-A, the pro forma information required by Item 1010(b)(2) of Regulation M-A for the most recent fiscal year and the latest interim period, or other items expressly required by the summary information requirement contained in Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO and interpretation I.H.7 in the July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
June 16, 2008

We note that the exhibit filing we refer to in comment one of this letter may correct this deficiency.
Response:
     The Company submits that it has no “fixed charges” as such term is defined in the instructions to paragraph 503(d) of Regulation S-K; specifically, the Company has no interest expensed or capitalized, indebtedness, rental expenses or preference security dividend requirements of consolidated subsidiaries. Accordingly the Company has not provided disclosure as to ratio of earnings to fixed charges. The Company has revised the tabular disclosure on page 20 of the Offer to Purchase to provide a statement to this effect. The Company has made further revisions to Item 10 of its Schedule TO-I and pages 20-21 of the Offer to Purchase in response to this comment.
     Thank you for your prompt attention to this filing. Should you require any further information from Everflow or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, Ryan L. Long ((216) 622-8539; rlong@calfee.com).

Very truly yours,

/s/ Michael D. Phillips
Michael D. Phillips

cc:	William Siskovic John J. Jenkins